January 12, 2009

Mr. Russell Mancuso, Esq.

U.S. Securities and Exchange Commission

Mail Stop 3030

Washington, D.C.  20548

Re:

Silverhill Management Services, Inc. (the “Company” or the “Registrant”)

Registration Statement on Form S-1 (the “Registration Statement”)

Filed August 5, 2009

File No. 333-161052

Dear Mr. Mancuso:

This letter is written in response to your letter dated November 3, 2009 and is being sent to you concurrently with the filing of Amendment No. 3 to the above referenced Registration Statement on Form S-1.

I have enclosed with this letter a marked copy of Amendment No. 3 and a “clean” copy of Amendment No. 3 to facilitate your review.

The numbered paragraphs below are our responses to the similarly numbered paragraph in your letter.  The Amendment represents a response to the Staff’s comments as well as updating to reflect the further development of the Registrant’s business since the last filing.

1.

 We have revised the Registration Statement to delete the reference to “another quotation medium” on page 14.

2.

 We advise you that: (a) this registration statement was filed in August 2009 after the completion of the private placement, the subscription agreement in the private placement made it clear that the Company did not have any obligation to file a registration statement and many of the investors in the private placement have now held their shares for more than six months;  (b)  all of the non-affiliated shares are included in the offering, however, we consider the registration of shares purchased in private transactions to be a normal course for an developing issuer and not an indicia of an underwriting.  In this regard we note that the issuer does not expect to receive and proceeds from any sales by any selling shareholder; (c) none of the selling shareholders are related by blood or marriage except Kathy Carter who is Jennifer Christensen’s mother, Gary Dergazarian is Lisa Dergazarian’s husband and is also Rose Marsoubian’s brother-in-law, Jaclyn Marsoubian is Rose Marsoubian’s husband’s niece, Marilyn Moline is Mark Moline’s mother, Andrew Haag is Bernadette Haag’s son, Barry Kravette is Jacqueline Kravette’s father and Dylan Pettit is Laurel Pettit’s husband; (d) all relationships between the issuer and the selling stockholders are disclosed under the “Selling Stockholders” section of the prospectus, and, as indicated, there is for all but a few no relationship other than “investor”; (e) none of the selling stockholders are in the business of buying or selling securities; and (f)  the lock up agreement has been amended to provide that it will not be amended without the written consent of a majority of stockholders other than Emily Lussier.  We have added language to the Registration Statement indicating that our offers will sell their shares at a fixed price wherever appropriate.

We have amended the Registration Statement, where appropriate, to include the beginning and end date of the private placement.

3.

The private offering was completed in July prior to the filing of the Registration Statement.  In particular, the Company has received the consideration for the shares issued to Messrs. Steele and Richardson upon its formation, at which time Mr. Steele and Mr. Richardson paid $2.00 and $4.00, respectively, for their shares.   There is no contingency related to Mr. Steele’s and Mr. Richardson’s shares and if they had stopped working for the Company the day the registration statement was filed or if they stopped at any time, they would retain all of their shares.  Stated differently, the consideration received by the Company for the shares issued to Mr. Steele and Mr. Richardson was paid in cash at the time of the Company’s formation.

4.

We inadvertently deleted the number of shares issues to Mr. Richardson on page 11, and have added the number back into the Registration Statement.

5.

The disclosure has been clarified to indicate that Mr. Vanderhoof has the voting power over the shares.

6.

The Selling Shareholders table indicates that Mr. Richardson owns 44,000 shares.  Specifically, he is listed twice on the table.  Mr. Richardson purchased 40,000 shares at the time of the Company’s formation, and then purchased an additional 4,000 shares as part of the Company’s $0.25 private placement.

7.

We have further modified the language in the Registration Statement in response to the comment and Ms. Lussier is offering her shares at a fixed price.

8.

We have further modified the language in the Registration Statement in response to the comment to indicate that the relevant period is for up to five business days

9.

We have revised the Registration Statement to include the requested disclosure regarding Financial Advisors Network and Steele Consulting.

10.

We have revised the Registration Statement to include the requested disclosure related to Rule 144(d).

11.

The lock up agreement has been amended and restated to make clear that it only relates to Ms. Lussier’s shares and that it can not be amended without the consent of a majority of shareholders other than Ms. Lussier or the consent of a majority of the board of directors other than Ms. Lussier.

12.

We have revised the Registration Statement to delete the reference to “October 2009”.

13.

We have revised our subsequent events disclosure included in the interim unaudited financial statements for the interim period ended September 30, 2009 to disclose that the management has evaluated all events that occurred after the balance sheet date of September 30, 2009 through January 6, 2010, the date when the financial statements were issued to determine if they must be reported under the guidance in paragraph 855-10-50-4 of the FASB Accounting Standards Codification.

14.

For the sake of clarity, we will file Exhibit 4.2 with Amendment No. 3.

15.

The opinion was issued by Eric W. Richardson on behalf of the law firm Cohen & Richardson, LLP.  This is what we indicate in the disclosure on page 24.  We have clarified Exhibit 5.1 and ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES to reflect this concept.

We hope that the information provided in this letter and set forth in Amendment No. 3 adequately address the comments in your letter.    Please do not hesitate to contact me at (310) 606-5550 or by email at er@corichlaw.com if you have any additional questions.

Sincerely,

/s/ Eric W. Richardson

Eric W. Richardson

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